ALAZZIO ENTERTAINMENT CORP.

Mr. Dmitri Kapsamun
President
Alazzio Entertainment Corp.
Sofroniy Vrachanskiy N 35
Sophia, Bulgaria, Zip 1303

Re: Alazzio Entertainment Corp.
    Registration Statement on Form S-1
    Filed May 30, 2014
    File No. 333-196409

Dear Celeste M. Murphy;

     In response to your letter dated June 26, 2014 which included comments regarding our registration statement, we have prepared the following responses:

PROSPECTUS COVER PAGE

1. We note your disclosure that there is no minimum amount that must be raised in this offering. Please expand your disclosure to state that investors may be in a position where they have invested in a company without sufficient capital to execute on its business plan. Also provide a table showing the price per share and net proceeds you may receive if you sell 10%, 50% and 100% of the shares being offered. Refer to Item 501(b)(3) of Regulation S-K.

Respond: We have expanded our discussion, and added requested information

2. You disclose on the cover page that you may terminate the offering sooner than 1 year in the discretion of your sole director. Please disclose under what circumstances you would terminate the offering early.

Respond: We have disclose under what circumstances we would terminate the offering early.

SUMMARY INFORMATION

3. Please provide a brief description of your business plan addressing the time frame for implementation, steps involved, estimated costs and any material obstacles involved before you can implement your business plan.

Respond: We have added requested information

4. Disclose the minimum amount of proceeds you need to fund your business plan and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount. Discuss with specificity what each level of funding will accomplish in advancing your operations and business plan. Throughout the prospectus, focus the discussion of your planned business on the objectives you can reasonably attain with your limited resources and various levels of net proceeds you may receive from the offering. Provide a detailed discussion of these matters in your Management's Discussion and Analysis section based upon the sale of 25%, 50% and 75% of the shares being offered.

Respond: We have added requested information.
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5.   Disclose whether the company, the company's officers and directors, any company promoters, or any of their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Respond: We have disclosed requested information.

RISK FACTORS, PAGE 5

6. We note your disclosure on page 5 that investors may not be able to rely on the resale exemption of Rule 144. Please explain why the inability to resell the securities may result in a total loss of investment.

Respond: We have explained why the inability to resell the securities may result in a total loss of investment.

7. We note your disclosure on page 8 that if you raise the price of your service some customers may not be willing or able to pay the increased prices. Please explain what is meant by this risk factor since you state in various places throughout the registration statement that you have no customers and have not begun operations to date.

Respond: We have updated our statement.

8. In your risk factor you state that you operate in a highly competitive environment and you competition includes small and midsize companies. Please identify the companies you compete against in the appropriate section of your business description.

Respond: I have identified companies we compete against in the appropriate section of our business description.

9. We note your risk factor on page 9 which indicates that investors may not be entitled to the bankruptcy law protections of the United States. Please clarify how you reached this conclusion since your incorporation is in Nevada and you have an agent for service of process in the United States subjecting you to jurisdiction.

Respond: We have clarify out statement.

10. We note your risk factor on page 11 regarding Section 404 of the Sarbanes-Oxley Act of 2002. Please clarify what regulatory approval your business requires and what intellectual property you need to protect.

Respond: We have clarify out statement.

USE OF PROCEEDS, PAGE 12

11. Please provide narrative disclosure of what your proposed use of proceeds at each offering level will accomplish and whether you will need additional funding to accomplish any purpose.

Respond: We have added the3 disclosure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 14

12. Substantially revise this section to provide all of the material information required by Item 303 of Regulation S-K.

Respond: We have substantially revised this section.

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LIQUIDITY AND CAPITAL RESOURCES, PAGE 22

13. We note your disclosure on page 23 that your operations are "highly dependent upon the success of the private offerings of equity or debt, as described herein." Please clarify what is meant by this disclosure as there are no private offerings discussed in your filing.

Respond: We have clarified our statement.

DIRECTORS, EXECUTIVE OFFICER, PROMOTER AND CONTROL PERSONS PAGE 27

14. We note your disclosure on page 27 that Mr. Kapsamun will be devoting approximately 50% of his time to the company. However on page 16 of the prospectus you state that Mr. Kapsamun will spend 30% of his time on the company. Additionally, we note on pages 3 and 29 that Mr. Kapsamun will spend 20 hours a week on the company. Please revise your disclosure so it is consistent throughout the filing.

Respond: Statement has been revised.

Sincerely,


/s/ Dmitri Kapsamun -- President
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Dmitri Kapsamun


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